March 19, 2019

Adi Sideman
President, Chief Executive Officer and Director
YouNow, Inc.
245 5th Avenue, 6th Floor
New York, New York 10016

       Re: YouNow, Inc.
           Amendment No. 1 to
           Draft Offering Statement on Form 1-A
           Submitted December 21, 2018
           CIK 0001725129

Dear Mr. Sideman:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2018 letter.

Draft Offering Statement on Form 1-A/A

General

1. We note your response to comment 5 and your revisions to the offering circular that indicate that Props PBC, your wholly-owned subsidiary, will be engaging in a secondary distribution of Tokens. Please identify Props PBC as an underwriter in connection with your offering or provide us with your analysis as to why it would not be considered an underwriter. In this regard, we note that pursuant to Section 2(a)(11) of the Securities Act of 1933, "[t]he term 'underwriter' means any person who . . . participates or has a direct or indirect participation in [the distribution of any security] . . . ."
Please also file the
       subscription agreement that Props PBC intends to use for its secondary distribution or advise.
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2. We note your disclosure that Props PBC is a wholly-owned subsidiary of YouNow and that Props PBC may sell Tokens for cash in a secondary distribution. Please explain to us how the sale of Tokens by a wholly-owned subsidiary for cash reconciles with the disclosure that you will not receive proceeds from the sale of Tokens by Props PBC.
3. We note the use of technical jargon throughout your offering statement. Please revise your offering statement to include more detailed discussions of the terms and platforms you discuss. The list of items in need of further elaboration includes, but is not limited to, the following: sidechain, oracle, ERC-20, and blocks. For example, when discussing that the Tokens will be "'ERC-20' - compliant cyrptographic tokens," please elaborate on what that means for investors and identify the "widely-known conventions" to which the
         Tokens will adhere.
4. We note your disclosure on page 105 stating that the Form C filed in connection with your
         Regulation CF offering of DPAs "did not cover the Props Tokens issuable pursuant to the
         DPAs -- instead only referencing `Debt Securities' as the type of securities being offered," and that you are seeking to qualify the primary issuance of the Props Tokens pursuant to the DPAs under this offering circular. We further note that it appears under the Form of Debt Payable by Assets Agreement that purchasers of DPAs do not have discretion with respect to when, or whether, Tokens are issued to them in satisfaction of your repayment obligations under the DPAs. As a result, it appears that purchasers of
         DPAs made an investment decision with respect to the Props Tokens at the time that they made their decision to purchase DPAs. Refer to Securities Act Sections Compliance and
         Disclosure Interpretations Question 103.04 and the Commission's guidance regarding the date of sale in Securities Offering Reform Release No. 33-8591 (2005), starting at footnote 391. Please remove the primary issuance of the Tokens under the DPAs from your offering circular. Please also provide us with your detailed legal analysis regarding whether any exemptions from registration were available for the offering of Props Tokens at such time or, alternatively, provide us with your detailed legal analysis regarding why such an exemption was not required at that time.
5. We note your responses to comments 42 and 43. Please note that we continue to evaluate your responses. We may have further comment.
Cover Page

6. We note your disclosure stating "[t]he sum of the maximum 'aggregate offering price' and
         'aggregate gross sales', as those terms are defined in Rule 251(a) of the Securities Act . . . , pursuant to the YouNow Offering, DPA Token Offering, and Props PBC Offering
         combined may not exceed $50,000,000 in any twelve month period." We further note your disclosure throughout the offering circular indicating that you may in the future file an amendment to this offering circular to qualify issuances of Tokens to third party app developers or their users. Additionally, we note your disclosure under the heading "Token
         Supply" on page 77 stating that, of the 400,000,000 Props Tokens allocated to wallets
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         controlled by the Protocol Rewards Engine, you are qualifying up to 100,000,000 Props
         Tokens for distribution with this offering circular and in the future may issue the remaining 300,000,000 Props Tokens pursuant to Regulation A. Please revise to clarify that the sum of the maximum aggregate offering price and the aggregate sales for all of your offerings pursuant to Regulation A may not exceed $50,000,000 in any twelve month period.
Offering Summary, page 1

7. We note your response to comment 8. Please revise to clarify if you also intend to file an offering circular supplement via Rule 253(g)(2) of Regulation A to disclose a potential replacement service or advise. Please also refer to Note to Paragraph
(a) of Rule 251 of
         Regulation A and the requirement that the fair value of consideration other than cash must be determined by an "accepted standard."
The Props Token's Role in Helping to Align Incentives of Network Participants, page 7

8. We note your disclosure in this section, stating "[i]n the future, however, Props Tokens may be allocated by the Protocol Rewards Engine to Props PBC--so that Props PBC may immediately make primary distributions of the Props Tokens as rewards for usage of third party Props Apps." Additionally, we note your disclosure on page 86, stating "[i]n the future, we may file an amendment to this offering circular to qualify the issuance of Props
         Tokens by YouNow to third party app developers." Please revise in both sections for consistency and to clarify whether you anticipate that Props PBC, YouNow, or both will issue Props Tokens to third party app developers in the future. Please also revise to clarify what you mean by "primary distributions" and provide us with your analysis regarding who will be the issuer of such Props Tokens.
Risks Related to our Business
Investors in Debt Payable by Asset agreements . . . , page 34

9. We note your response to comment 14. Please revise to address the following:
           Disclose who determines if the DPAs can be settled by delivery of Props Tokens or cash;
           Disclose if the settlement options can change over the term of the agreement;
           Disclose the price per Props Token to be utilized in determining the number of Props
           Tokens to be issued upon settlement; and Ensure the related DPA settlement discussions are consistent throughout the
           registration agreement, including the notes to the consolidated financial statements.
It is unclear when and if federal or state regulators will allow registration of a token exchange . . .
, page 41

10. We note your responses to comments 15 and 16. Please revise this risk factor to remove the statement that Sharespost received approval "from the SEC" to operate an ATS.
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Management's Discussion and Analysis of Financial Condition and Results of Operations, page
49

11. We note your disclosure on page 14 that you expect to receive a valuation report from a third-party appraisal firm that values your Tokens prior to launch at $0.02 per Token. We further note that you have entered into SAFT and DPA agreements based on a $0.11 per
         Token value and intend to qualify Tokens at an initial amount of $0.14 per token. Please expand your disclosure to clearly disclose the three different price points, explain which amount you consider to be the current value of your Tokens, and discuss the rationale behind that conclusion.
Results of Operations, page 52

12. We note your response to comment 23. Please revise to provide a discussion of material year-over-year changes in your consolidated balance sheet accounts for the periods presented.
13. As part of your discussion of material year-over-year changes in your consolidated balance sheet accounts, please include a table for intangible assets for each period presented that provides the following:

             For both developed technology and digital currencies, provide the beginning balance, additions, and reductions to arrive at the ending balance; and Disclose the respective quantities of each digital currency received, liquidated, and
             outstanding at each period end.
14. Please revise to disclose the revenues generated from the sale of virtual goods and from advertising in each of the periods presented. In addition, your disclosure indicates that you expect the increasing revenue trend to decrease due to lower traffic in your apps.
         However, your discussion in the disclosure on page 55 under "Revenue Trends" indicates the sale of bars in the Video App is expected to increase in the future due to a renewed effort to focus on the revenue side of the business. Please revise to reconcile these disclosures.
Other Income (Expense), page 55

15. We have considered your response to comment 25. We note you recognized an impairment charge of $1.4 million during the six months ended June 30, 2018. We further note your disclosure that you expect to recognize additional impairment charges in the future. As such, please disclose the historical volatility of your current digital asset holdings to provide investors with enhanced transparency regarding potential impairment.
Executive Compensation, page 64

16. Please revise to update your disclosure in this section for the year ended December 31,
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         2018. Refer to Item 11 of Part II of Form 1-A.
Principal Stockholders, page 70

17. Please revise to disclose the natural person(s) that controls the voting and/or dispositive rights for the shares held by Venrock, Union Square Ventures, Shatki Group, and Zeev
         Ventures II, L.P. by footnote or otherwise in your beneficial ownership table.
Description of the Props Tokens Being Offered, page 73

18. We note that throughout your offering circular, you describe your network and blockchain technology as being in development. It is unclear whether the Token's delivery is dependent on the availability and functionality of your blockchain technology and/or your
         Props network. Please clarify how the development of the blockchain will affect the delivery of the Tokens. For example, please clarify whether the development of the
         Tokens is complete such that there will be no delay in the delivery of Tokens due to the need for further development upon qualification of this offering. Receiving Props Tokens, page 74

19. Please expand your discussion of the steps that a user must take to describe how a user may open a "wallet" to receive the Tokens. For example, please clarify the type of compatible wallet(s) that a user may open and the process by which a user opens one.
Functionality for Users, page 76

20. We note your disclosure in this section and elsewhere regarding holders' ability to transfer tokens within Props Apps to content creators, friends, or others. Please clarify the category of person(s) that comprise "other."
Token Supply, page 77

21. Please explain to us in more detail the allocation of Tokens to be used for daily app rewards or validator rewards and how it interacts with the potential transfers and/or resales of a Token. For example, please explain to us how the pool allocation will be monitored and whether you intend to use Tokens that have previously been issued and returned to you (i.e., Tokens that were used to purchase digital goods) as part of that allocation.
Third Party Token Modifications and Changes to Functionality, page 81

22. We note your disclosure that Props PBC, as the Controller, would "abdicate further control over the competing smart contract" in the event of a fork. Please revise to clarify the consequences of Props PBC's abdication of control for both the competing smart contract and Token holders.
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Description of the Props Token's Role in Helping to Align Incentives of Network Participants
Sales by App Developers, page 84

23. We note your disclosure that Props App developers may distribute or sell the Props
         Tokens they receive. Please provide us with your analysis as to whether such Props App developers may be underwriters in connection with your offering. Refer to Section
         2(a)(11) of the Securities Act of 1933.
Description of the Props Network, page 87

24. We note your disclosure that Props PBC will be the initial Controller of the Props
         Network smart contracts. We further note your disclosure that you may entrust Controller responsibilities to a DAO or other third party in the future. Please disclose the process and criteria you will use to select a new Controller and at what point and by what means you intend to notify Token holders of the selection of a new
Controller.
Other Offerings and the DPAs, page 105

25. Please revise your table on page 106 of the total number of Tokens issuable of
         195,466,529 to include Advisor Agreements Tokens of 37,168,246. White Papers, page 110

26. We note your response to comment 41 and the inclusion of your two White Papers as exhibits to this offering circular. In addition, we note that the White Paper issued in
         February 2018 remains available to the public on www.propsproject.com. To the extent you continue to provide public access to this Whiter Paper, please revise to include the legend required by Rule 255(b) of Regulation A.
Plan of Distribution, page 124

27. We note your response to comment 44. We note that each of the contemplated offerings subject to this offering circular include a delay between subscription, closing, and delivery of the Tokens. Please revise to clarify in more detail the rights that each subscriber has during each stage. For example, we note that the settlement of Tokens that YouNow may issue will "occur at one or more closings . . . in its complete discretion" and that, in general, closings may take up to 30 days. In addition, we note that the ownership of
         Tokens will not be recorded on the blockchain until delivery. Please revise to clarify with more specificity the rights of subscribers between the date of subscription, closing, and delivery of the Tokens, including what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a closing and/or delivery. Pricing, page 129

28. We note your response to comment 6. Please provide us with a detailed legal analysis as to how your proposed future pricing structure does not constitute an "at the market"
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         offering, which is impermissible under Rule 253(d)(3)(ii) of Regulation A. In addition, we note your disclosure stating that, under certain circumstances, you will change the price at which you are offering Tokens: "YouNow and Props PBC will value the tokens paid to developers at the average closing bid price for the tokens during that calculation month until the end of the next calculation month" [emphasis added]. Please revise to clarify that the average closing bid price valuation, if and when applicable, will also apply to cash sales and distributions.
(E) Accounts Receivable and Allowance for Doubtful Accounts, page F-8

29. We note your response to comment 51. Please revise to disclose the payment terms of the accounts receivable recorded for the sales of digital goods. In addition, revise to also disclose an aging of the accounts receivable (i.e., 0-30 days, 31-60 days, 61-90 days, and greater than 90 days) for the periods presented.
Note 7. Token Obligations, page F-13

30. Please revise to include additional disclosure regarding the general character of your
         Token obligations in accordance with ASC Topic 210-10-S99-22. Your revised disclosure should include the following:

             Clarify whether the SAFT agreements have been further extended beyond the current termination date of March 4, 2019;
             The amount of U.S. dollars and digital currencies, both Bitcoin and Ethereum, received as payments for the SAFT agreements;
             The total Tokens issuable under the agreements; and The price per Token utilized in calculating the number of issuable
Tokens in
             accordance with the terms of the agreements.
Note 8 Notes Payable, page F-29

31. We note your response to comment 54 and your revised disclosure on page F-29. In order to provide additional detail about the general character of your note payable, please expand your disclosure to clarify how you determined the number of Tokens reserved to satisfy the outstanding DPA of $714,007. In that regard, it is unclear how the reserved
         Tokens of 6,884,779.65 equates to the outstanding DPA plus interest using a price of
         $0.14 per Token. Reference is made to ASC Topic 210-10-S99-22.
Part III - Exhibits, page II-1

32. Please file the Protocol Rewards Engine smart contract as an exhibit to the offering statement pursuant to Item 17 of Form 1-A, or advise us why you do not believe you are required to do so.
33. We note your response to comment 59. Please disclose whether these provisions apply to
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         actions arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         If these provisions do not apply to claims arising under the Exchange Act or Securities
         Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
        You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or Michelle Miller,
Staff Accountant, at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at
202-551-3207 or Erin E. Martin, Legal Branch Chief, at 202-551-3391 with any other questions.



FirstName LastNameAdi Sideman                                   Sincerely,
Comapany NameYouNow, Inc.
                                                                Division of
Corporation Finance
March 19, 2019 Page 8                                           Office of
Financial Services
FirstName LastName